Exhibit 12

Ratio of Earnings to Combined Fixed Charges and Preference Dividends

	(Dollars in thousands)
	2003	2002	2001

Interest expense	$19,859	$15,823	$13,641
Recurring fees related to TOPs program	4,029	3,181	2,491
Amortized capitalized costs related to indebtedness	2,081	940	727
Preference security dividend requirements of consolidated subsidiaries	18,897	17,266	12,578

Total fixed charges	$44,866	$37,210	$29,437

Net income before allocation to preferred shareholders of subsidiary	$73,947	$79,879	$51,563
Add: Total fixed charges	44,866	37,210	29,437
Less: Preference security dividend requirements of consolidated subsidiaries	(18,897)	(17,266)	(12,578)
Earnings	$99,916	$99,823	$68,422

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	2:1	3:1	2:1

For the purposes of computing the ratio of earnings to fixed charges and preference dividends, earnings were calculated using income before minority interest adding back total fixed charges less preference security dividend requirements of consolidated subsidiaries.  Fixed charges consist of interest expense, recurring fees and amortization of capitalized costs related to indebtedness and preference security dividend requirements of consolidated subsidiaries.  There were no periods in which earnings were insufficient to cover combined fixed charges and preference dividends.